                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




FORM 11-K



[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2001

         Commission File Number 1-5725

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Quanex Corporation Hourly Bargaining Unit Employees Saving
                  Plan


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Quanex Corporation
                  1900 West Loop South, Suite 1500
                  Houston, TX 77027

                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re: Quanex Corporation Hourly Bargaining Unit Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

Houston, Texas
June 19, 2002



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                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                               DECEMBER 31,
                                                       ---------------------------
                                                           2001           2000
                                                       ------------   ------------
Assets:
              Investments at fair value (see Note C)   $ 13,579,018   $ 13,828,011

              Employee contributions receivable              77,594        103,096

                                                       ------------   ------------
Net assets available for benefits                      $ 13,656,612   $ 13,931,107
                                                       ============   ============




                       See notes to financial statements.

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                     DECEMBER 31,
                                                             ----------------------------
                                                                 2001            2000
                                                             ------------    ------------
Investment income:
             Interest and dividends                          $    318,277    $    812,878
             Net appreciation (depreciation) in fair value
               of investments (see Note C)                       (940,098)       (937,078)
                                                             ------------    ------------
                                                                 (621,821)       (124,200)

Employee contributions                                          1,308,895       1,423,908
                                                             ------------    ------------
                  Total additions                                 687,074       1,299,708
                                                             ------------    ------------

Benefit payments                                                  960,133         491,247
Administrative fee (see Note D)                                        74              12
                                                             ------------    ------------
                  Total deductions                                960,207         491,259
                                                             ------------    ------------

Transfers between plans (see Note G)                               (1,362)      6,134,964
                                                             ------------    ------------

Increase (decrease) in net assets available
  for benefits                                                   (274,495)      6,943,413

Net assets available for benefits:
             Beginning of year                                 13,931,107       6,987,694
                                                             ------------    ------------
             End of year                                     $ 13,656,612    $ 13,931,107
                                                             ============    ============




                       See notes to financial statements.

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             EIN: 38-1872178; PN 015

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 2001

                                                 Shares/                       Current
                                                Par Value         Cost          Value
                                               ------------   ------------   ------------
*   Fidelity Puritan Fund                            61,772   $  1,127,610   $  1,091,521
*   Fidelity Magellan Fund                           38,578      4,240,191      4,020,657
*   Fidelity Contrafund                              14,120        743,686        603,937
*   Fidelity Growth & Income Fund                    28,614      1,191,731      1,069,597
*   Fidelity Independence Fund                       71,821      1,775,717      1,132,616
*   Fidelity Overseas Fund                            8,118        291,328        222,603
*   Fidelity Balanced Fund                           14,164        216,362        211,042
*   Fidelity Blue Chip Fund                          13,046        648,841        560,219
*   Fidelity Asset Manager Fund                         847         13,987         13,127
*   Fidelity Low-Priced Stock Fund                    3,250         81,419         89,126
*   Fidelity Government Money Market Fund         3,075,143      3,075,143      3,075,143
    Templeton Foreign Fund                           14,344        143,667        132,682
    Neuberger & Berman Partners Trust Fund            2,493         41,905         39,940
                                                              ------------   ------------
               Total Mutual Fund Assets                         13,591,587     12,262,210

*   Quanex Corporation unitized common stock         64,739        642,793        857,146
*   Fidelity Common/Commingled trust                459,662        459,662        459,662
                                                              ------------   ------------
               Total Investments                              $ 14,694,042   $ 13,579,018
                                                              ============   ============



* Party-in-Interest

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000



A.       DESCRIPTION OF THE PLAN

         The following description of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan became effective January 1, 1989 and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which union hourly employees of the MACSTEEL divisions of the Company are eligible to participate after completing three months of active service. Fidelity Management Trust Company ("Fidelity" or the "Trustee") holds the assets of the Plan in trust. The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may elect to contribute up to 15 percent of their before-tax or after-tax compensation as defined by the Plan agreement.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of investment income, which is based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Vesting. Participants are immediately vested in their contributions and the related earnings.

         (5) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump sum distribution equal to the total amount of vested benefits in his or her account. Terminated participants with an account balance of less than $5,000 will automatically receive a lump sum distribution.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation unitized common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expenses. The Company pays all administrative expenses, except redemption fees imposed on certain Fidelity funds.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       INVESTMENTS

         The following are investments that represent 5 percent or more of the Plan's net assets.

                                          December 31, 2001          December 31, 2000
                                          Shares       Amount       Shares       Amount
                                        ----------   ----------   ----------   ----------
Fidelity Puritan Fund                       61,772   $1,091,521       57,341   $1,079,732
Fidelity Magellan Fund                      38,578    4,020,657       36,176    4,315,771
Fidelity Growth & Income Fund               28,614    1,069,597       25,405    1,069,545
Fidelity Independence Fund                  71,821    1,132,616       62,121    1,367,275
Fidelity Government Money Market Fund    3,075,143    3,075,143    2,265,178    2,265,178
Quanex unitized common stock                64,739      857,146      191,488    1,842,114

         During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

                                   2001            2000
                               ------------    ------------
Mutual funds                   $ (1,373,859)   $ (1,435,579)
Quanex unitized common stock        433,761         498,501
                               ------------    ------------
                               $   (940,098)   $   (937,078)
                               ============    ============

D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 2001 and 2000, the value of Quanex Corporation common stock held by the Plan was $857,146 and $1,842,114, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated April 25, 1997. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under
         Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.       TRANSFER OF ASSETS

         Account balances of the employees at MACSTEEL's Fort Smith, Arkansas facility who were covered by a collective bargaining agreement, which totaled $6,134,964, were transferred from the Quanex Corporation Employee Savings Plan on June 30, 2000. During 2001, account balances of $1,362 were transferred between the Plan and the Quanex Corporation Employee Saving Plan.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                             Quanex Corporation Hourly Bargaining Unit Employees Savings Plan


Date: June 28, 2002                          /s/ Viren M. Parikh
                                             -------------------
                                             Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER                  DESCRIPTION
------                  -----------
23.1                    Independent Auditor's Consent